

October 24, 2024

Jonathan R. Root
Chief Financial Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, WI 53208

  Re: Harley-Davidson, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2023
    Filed February 23, 2024
    File No. 001-09183

Dear Jonathan R. Root:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K for the Fiscal year Ended December 31, 2023

Note 19. Supplemental Consolidating Data, page 108

1. Please tell us why you have not provided supplemental consolidating data of statements of income and cash flows for each year in which audited financial statements are presented. In this regard, we note you have provided supplemental consolidating data for the years ended December 31, 2023 and 2022, rather than also providing for the earliest year of 2021. Please advise or revise.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Beverly Singleton at 202-551-3328 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing